Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 1 July 2009 that, on 30 June 2009, Todd Stitzer disposed of 0.996 ADRs (each representing four ordinary shares in the capital of the Company) at a price of $34.35 per ADR following the transfer of shares from one registered holder to another, resulting in no change in beneficial owner.

Following this transaction, Todd Stitzer has an interest in 790,863 shares in the capital of the Company. He also has a conditional interest in a further 1,505,107 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 1 July 2009 that, on 1 July 2009, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £5.34 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes	2,088 shares 2,436 shares 1,107 shares 1,489 shares 835 shares 1,740 shares

Following these transactions, the non-executive directors noted above have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes	66,474 shares 49,903 shares 12,105 shares 12,602 shares 2,113 shares 15,185 shares

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

2 July 2009